Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF TOYO CO., LTD

Overview

Our mission is to power the world with green and clean energy.

We are an early-stage company incorporated in November 2022 to separate the solar cell and module production businesses from Vietnam Sunergy Joint Stock Company, a Vietnam joint stock company (“VSUN”), a majority-owned subsidiary of Fuji Solar and our affiliate. We are committed to becoming a reliable full service solar solutions provider in the United States and globally, integrating the upstream production of wafer and silicon, midstream production of solar cell, downstream production of photovoltaic (PV) modules, and potentially other stages of the solar power supply chain.

We are headquartered in Japan. To date, we have completed the phase 1 construction of a cell plant in Vietnam with a designed annual capacity of 3GW, which has commenced commercial production since the second half of 2023. The phase 2 construction is expected to commence in the second half of 2024. Currently, the management is actively observing and analyzing the recent changes and development in relevant regulations and government policies and environmental conditions and evaluating the construction plan and expects to commence the construction when there is more clarity in the relevant regulations and government policies. By locating our solar cell production in Vietnam, Southeast Asia and incorporating automatic guided vehicles (AGVs) and TOPCon technology in our cell plant, we are well positioned to produce high quality solar cells at a competitive scale and cost. We aim to fully utilize our annual solar cell production capacity and supply our solar cells under the “TOYO Solar” brand to our affiliate VSUN and a select group of PV module manufacturers. We have entered into supply agreements with 28 third-party solar cell customers and are in active negotiation with several potential customers to supply our solar cells.

In line with the overall strategy of Fuji Solar and its controlling shareholder WWB Corporation, a Japanese company, we are preparing ourselves for the manufacturing of solar PV modules for sales in the United States, allowing our affiliate VSUN to focus on ex-U.S. PV module markets. Specifically, we plan to build a 2GW PV module plant in the United States and a 2GW cell plant at the same location. We intend to manufacture and supply our solar PV modules, initially in collaboration with VSUN, leveraging its certification and brand name, and, after we obtain the requisite certifications, independently manufacture and supply PV modules under “TOYO Solar.” Thereafter, we also plan to construct our own wafer slicing plant at a selected location, and continue to be dedicated to becoming a reliable full service solar solutions provider in the United States and globally.

Recent Development

On July 1, 2024, we, TOYO Co., Ltd, a Cayman Islands exempted company (“TOYO” or the “Company”), consummated the previously announced business combination pursuant to the Agreement and Plan of Merger, dated as of August 10, 2023 (as amended on December 6, 2023, February 6, 2024 and February 29, 2024, the “Business Combination Agreement”), by and among (i) the Company, (ii) Blue World Acquisition Corporation, a Cayman Islands exempted company (“BWAQ”), (iii) Vietnam Sunergy Cell Company Limited, a Vietnamese company and wholly-owned subsidiary of TOYO (“TOYO Solar”), (iv) TOYOone Limited, a Cayman Islands exempted company and wholly-owned subsidiary of TOYO (“Merger Sub”), (v) TOPTOYO INVESTMENT PTE. LTD., a Singapore private company limited by shares (“SinCo,” together with TOYO, Merger Sub and TOYO Solar, the “Group Companies,” or each individually, a “Group Company”), (vi) VSUN, (vii) Fuji Solar Co., Ltd, a Japanese company (“Fuji Solar”), (viii) WA Global Corporation, a Cayman Islands exempted company (“WAG”), (ix) Belta Technology Company Limited, a Cayman Islands exempted company (“Belta”), and (x) BestToYo Technology Company Limited, a Cayman Islands exempted company (“BestToYo”).

Pursuant to the Business Combination Agreement, (a) the Group Companies, VSUN, Fuji Solar, WAG, Belta and BestToYo shall consummate a series of transactions involving the Group Companies, including (A) TOYO acquiring one hundred percent (100%) of the issued and paid-up share capital of SinCo from Fuji Solar at an aggregate consideration of SGD1.00 (such transaction, the “Share Exchange”), and (B) SinCo acquiring one hundred percent (100%) of the issued and outstanding shares of capital stock of TOYO Solar from VSUN at an aggregate consideration of no less than $50,000,000 (the “SinCo Acquisition,” and together with the Share Exchange, the “Pre-Merger Reorganization”), as a result of which (i) SinCo shall become a wholly-owned subsidiary of TOYO, (ii) TOYO Solar shall become a wholly-owned subsidiary of SinCo; and (iii) immediately prior to the closing of the SinCo Acquisition, WAG, Belta and BestToYo (collectively, the “Sellers”) shall hold an aggregate of 41,000,000 ordinary shares, at par value of $0.0001 per share (“Ordinary Shares”), representing all issued and outstanding share capital of TOYO, and (b) following the consummation of the Pre-Merger Reorganization, BWAQ shall merge with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Merger”), as a result of which, among other things, all of the issued and outstanding securities of BWAQ immediately prior to the filing of the plan of merger with respect to the Merger (the “Plan of Merger”) to the Registrar of Companies of the Cayman Islands, or such later time as may be specified in the Plan of Merger (the “Merger Effective Time”) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of the Company, in each case, upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of the Companies Act (Revised) of the Cayman Islands and other applicable laws. The Merger, the Pre-Merger Reorganization and each of the other transactions contemplated by the Business Combination Agreement or any of the other relevant Transaction Documents (as defined in the Business Combination Agreement) are collectively referred to as “Business Combination.”

On February 23, 2024, the Company issued 41,000,000 Ordinary Shares to the Sellers on a pro rata basis. Among the 41,000,000 ordinary shares, an aggregate of 13,000,000  Ordinary Shares were deposited with an escrow agent in a segregated escrow account pursuant to an escrow agreement effective upon the closing of Business Combination and will be released from the escrow account and delivered to the Sellers as following:

a.	Following the closing of Business Combination, if the net profit of TOYO for the fiscal year ending December 31, 2024 as shown on the audited financial statements of TOYO for the fiscal year ending December 31, 2024 (such net profit, the “2024 Audited Net Profit”) is no less than $41,000,000, the 13,000,000 Ordinary Shares shall immediately become vested in full and be released from the escrow account to the Sellers, pro rata; and

b.	If the 2024 Audited Net Profit is less than $41,000,000, then (X) the portion of the Ordinary Shares in number equal to (i) the quotient of (a) the 2024 Audited Net Profit divided by (b) $41,000,000, multiplied by (ii) 13,000,000 Ordinary Shares, rounded up to the nearest whole number, shall become immediately vested and be released from the escrow account to the existing shareholders, pro rata, and (Y) the remaining portion of the 13,000,000 Ordinary Shares shall be surrendered or otherwise delivered by the Sellers to TOYO, pro rata, for no consideration or nominal consideration and cancelled by TOYO.

The Business Combination was consummated on July 1, 2024. The Business Combination was approved at the extraordinary general meeting of BWAQ’s shareholders held on May 28, 2024 (the “Extraordinary General Meeting”). BWAQ’s shareholders also voted to approve all other proposals presented at the Extraordinary General Meeting. As a result of the Business Combination, TOYO Solar became a wholly-owned subsidiary of the Company, and BWAQ merged with and into Merger Sub with Merger Sub continuing as the surviving company and a wholly owned subsidiary of the Company. On July 2, 2024, the Ordinary Shares of TOYO commenced trading on the Nasdaq Stock Market (“Nasdaq”) under the symbol “TOYO.”

Warrants

At the Merger Effective Time, (a) each of BWAQ’s units, each consisting of (i) one Class A ordinary share of BWAQ, par value $0.0001 per share (“BWAQ Class A Ordinary Share”), (ii) one-half of one BWAQ warrant of which one whole warrant entitling the holder thereof to purchase one BWAQ Class A Ordinary Share at a purchase price of $11.50 per share (“BWAQ Warrant”), and (iii) one right of BWAQ, each convertible into one-tenth of one BWAQ Class A Ordinary Share (“BWAQ Right”) outstanding immediately prior to the Merger Effective Time (to the extent not already separated) was separated into one BWAQ Class A Ordinary Share and one-half of one BWAQ Warrant of which one whole warrant entitling the holder thereof to purchase one BWAQ Class A Ordinary Share at a purchase price of $11.50 per share, and one right of BWAQ (the “Unit Separation”); (b) immediately following the Unit Separation, (i) each issued and outstanding BWAQ Warrant was converted into one warrant of the Company (“Warrant”) to purchase one Ordinary Share, (ii) each outstanding BWAQ Right outstanding was cancelled in exchange for one-tenth of one BWAQ Class A Ordinary Share, (iii) each BWAQ Class B ordinary share, par value US$0.0001 per share (“BWAQ Class B Ordinary Share”) issued and outstanding immediately prior to the Merger Effective Time, automatically converted into one BWAQ Class A Ordinary Share, and (iv) each BWAQ Class A Ordinary Share issued and outstanding immediately prior to the Merger Effective Time, was cancelled in exchange for the right to receive one newly issued Ordinary Share.

Earnout Equities Vesting Agreement

On June 29, 2024, in consideration of the development and efforts by the relevant parties in completing the Business Combination, TOYO, the Sellers, BWAQ, the sponsor of BWAQ (the “Sponsor”), TOYO Solar and other relevant parties entered into a certain Earnout Equities Vesting Agreement (the “Earnout Equities Vesting Agreement”) to, among the others, release all the founder shares of BWAQ (“Founder Shares”) held by the Sponsor from being subject to potential surrender or cancellation as provided under the Sponsor Support Agreement, which was entered into among the Sponsor, BWAQ and TOYO on August 10, 2023 BWAQ. Pursuant to the Earnout Equities Vesting Agreement, the parties agree that 1,380,000 Founder Shares are deemed vested and released from the Sponsor Earnout Equities (as defined in the Sponsor Support Agreement) and the Sponsor will have the right to covert such 1,380,000 Founder Shares into the right to receive Ordinary Shares at the closing of the Business Combination. The Sponsor is also relieved of any of its obligations with respect to either the subscription of additional BWAQ Class A Ordinary Shares or the surrender of additional Sponsor Earnout Equities under the Sponsor Support Agreement. On July 1, 2024, such 1,380,000 Founder Shares were converted into 1,380,000 Ordinary Shares upon the consummation of the Business Combination.

PIPE Purchase Agreement

On March 6, 2024, the Company entered into the PIPE Purchase Agreement (as amended on June 26, 2024, the “PIPE Purchase Agreement”), with BWAQ and NOTAM Co., Ltd., a Japanese corporation (“NOTAM”). Pursuant to the PIPE Purchase Agreement, NOTAM purchased a total of 600,000 BWAQ Class A Ordinary Share (the “NOTAM PIPE Shares”), at a purchase price of $10.00 per share, for an aggregate purchase price of $6,000,000. The PIPE Purchase Agreement also provides that the Company agrees to issue additional Ordinary Shares to NOTAM after the consummation of the Business Combination, subject to certain terms and conditions therein. On July 1, 2024, the Company issued 600,000 Ordinary Shares to NOTAM in exchange for the 600,000 NOTAM PIPE Shares. On August 9, 2024, upon the receipt of the notice of purchase from NOTAM dated August 5, 2024, the Company issued additionally 500,000 Ordinary Shares to NOTAM pursuant to the PIPE Purchase Agreement.

Key Factors Affecting Our Results of Operations

We believe that our performance and future success will depend on several factors, including those key factors discussed below.

Our ability to retain VSUN as customer for our solar cells and obtain new customers

We expect to fully utilize our annual capacity at our cell plant in Vietnam. Our ability to retain VSUN, one of our related party, as a solar cell customer and to obtain new solar cell customers will affect our short-term profitability and financial prospects. As of the date hereof, we have signed supply contracts with 28 third-party customers, and are in active negotiation with several potential customers to supply our solar cells. We derived revenue from sales of solar cells to these customers since the second half of 2023. For the six months ended June 30, 2024, we derived 81% of our revenue from VSUN. Loss of business from VSUN or other future major customers could reduce our revenues and significantly harm our business.

Our ability to acquire new customers for our solar PV module products

We expect that our mid-term revenue generation will primarily depend on our ability to capture the solar PV module market in the United States. Specifically, it depends on our ability to acquire new customers for our solar PV module products, both through leveraging our relationship and collaboration with VSUN, who has existing presence and market recognition in the United States, and through independent marketing efforts.

Our ability to control material, transportation and manufacturing costs

We expect that our profitability will significantly depend on our ability to control costs of sales, mainly comprised of cost of product sold, which is affected by fluctuations in prices of raw materials, including but not limited to polysilicon, silicon wafers, labor costs and costs associated with the transportation of raw materials. As we expand our production outside of Vietnam, we will also incur significant capital expenditure to fund the expansion of our sales and manufacturing facilities, including the construction of new solar module plants.

Our ability to extend our production capacity and integrate additional stages of the solar product supply chain

Our ability to become a reliable supplier of solar cell and module products at a competitive price will depend on our ability to extend our production capacity and achieve vertical integration. Specifically, we plan to integrate the upstream production of wafer and silicon, midstream production of solar cell, and downstream production of PV modules. To that end, we also plan to build a 2GW module plant in the United States and a wafer slicing plant at a selected location, and whether we are successful in our future endeavor in constructing these plants will affect our ability to extend our production capacity. Additionally, executing capacity expansion also depends on our ability to secure necessary approvals, permits and adequate funding.

Our ability to price solar cell products competitively, which depends primarily on our ability to enhance conversion efficiency of solar cells

The price of our solar cells, which are our main products in the near-term, is determined by their electricity generation capacity, measured in watts. Our ability to offer competitive prices is dependent on our ability to optimize the conversion efficiency of our solar cells, utilizing effective manufacturing technologies. We are dedicated to ongoing research and development efforts to boost conversion efficiency while reducing production costs. We aim to expand our research and development team by specifically targeting top engineering talents with a background in solar energy.

Current supply-demand disparity in the United States and regulatory environment

Our ability to profit also depends on the market in United States as well as the regulatory environment for the solar industry. The U.S. market is a significant focus for us as it is one of the largest solar PV markets globally and continues to grow, and local suppliers in the United States only account for approximately 15% of the total solar module demand in 2022, according to CIC, indicating a significant supply-demand disparity. Our business and operations will also be affected by regulatory initiatives in the United States and elsewhere. For example, the U.S. Customs and Border Protection has banned the import of any products related to Xinjiang Uygur Autonomous Region of China in terms of UFLPA and a number of Chinese PV manufacturers have been included in the ban list. As a result of this regulatory development, manufacturers from Southeast Asia, particularly Malaysia, Vietnam, and Thailand, have emerged as the primary sources of PV panel and cell imports for the United States.

Impact of Macroeconomic Factors

Recently, the conflict between Russia and Ukraine have caused supply chain disruptions and challenges for many companies. For example, following the launch of a military action in Ukraine by Russia, commodity prices, including the price of oil, gas, nickel, copper and aluminum, increased. Such impacts may also be exacerbated by recent developments in the Israel-Hamas conflict. Our result of operations have not been materially impacted by the Russia-Ukraine conflict or the Israel-Hamas conflict for a number of reasons: (i) we utilize AGVs in our solar cell plant, which have reduced our reliance on manpower and the risk of production stoppages and delay; (ii) we recruit employees for our Vietnam solar cell plant primarily from Vietnam, minimizing the impact of global supply chain, if any, on our labor supply; and (iii) in obtaining polysilicon, a kind of raw materials for our solar cells, we only partner with suppliers that are pre-approved by the United States and comply with the necessary standards and regulations.

Components of Operating Results

Revenues

We commenced sales of solar cells to customers in October 2023. We recognize revenue generated from sales of solar cells at a point in time following the transfer of control of the solar cells to the customers, which typically occurs upon shipment or delivery depending on the terms of the underlying contracts. The contracts with customers may contain provisions that require us to make liquidated damage payments to the customer if we fail to ship or deliver solar cells before scheduled dates. We recognize these liquidated damages as a reduction of revenue. For the six months ended June 30, 2024, we did not incur such liquidation damages.

Cost of revenues

The cost of revenues primarily consists of cost of materials, direct labor cost and manufacturing overheads, which were attributable to the solar cells sold in the relevant periods.

Selling and marketing expenses

Selling and marketing expenses primarily consist of freight and handling expenses, distribution commission expenses, entertainment expenses, and employee salary and welfare expenses.

General and administrative expenses

General and administrative expenses primarily consist of employee salary and welfare expenses, amortization of usage of infrastructure expenses and other expenses related to administrative functions. Over the next several years, we anticipate an increase in our general and administrative expenses. This is primarily due to the expansion of our workforce as our new solar cell plant commences operation. Additionally, we expect to incur higher costs related to accounting, auditing, legal, regulatory compliance, director and officer insurance, as well as investor relations, public relations, and other expenses associated with being a publicly traded company.

Interest expenses, net

Interest expenses, net consists of interest expenses incurred on borrowings from both third parties and a related party, partially offset by interest income generated on bank deposits.

Income Tax Expenses

To date, we have not recognized significant income tax expense or reserves for uncertain tax positions. We follow the asset and liability method for accounting for income taxes, which involves the recognition of deferred tax assets and liabilities based on the differences between financial statement carrying amounts and tax bases of assets and liabilities. The realization of our deferred tax assets depends on generating future taxable income, the timing and amount of which are uncertain. We continuously evaluate the recoverability of our deferred tax assets and establish valuation allowances if necessary.

Results of Operations

The following table sets forth a summary of our results of operations for the six months ended June 30, 2024 and 2023, both in dollar amounts and as percentages of total revenue. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended June 30,
	2024	2023
Revenues	$138,077,995	$—
Cost of revenues	(111,431,099)	—
Gross profit	26,646,896	—

Operating expenses
Selling and marketing expenses	(355,026)	—
General and administrative expenses	(3,836,158)	(1,756,468)
Total operating expenses	(4,191,184)	(1,756,468)

Income (loss) from operations	22,455,712	(1,756,468)

Other expenses, net
Interest expenses, net	(1,767,661)	(165,644)
Other expenses, net	(1,137,603)	(148)
Total other expenses, net	(2,905,264)	(165,792)

Income (loss) before income taxes	19,550,448	(1,922,260)

Income tax expenses	—	—
Net income (loss)	$19,550,448	$(1,922,260)

Revenues. We commenced commercial production and sales since the second half of 2023, coinciding with the introduction of our brand “TOYO Solar” to the market. For the six months ended June 30, 2024, we generated revenues of approximately $138.1 million from sales of solar cells, among which approximately $112.3 million was derived from sales to related parties, and approximately $25.8 million was to third parties.

We have a limited history of commercial production and sales, so the revenue generated from third parties accounted for a relatively small proportion. We anticipate a significant uptick in revenue from third-party customers once we successfully navigate and complete the pilot production phase.

Cost of revenues. We incurred cost of revenue of approximately $111.4 million for the six months ended June 30, 2024, among which approximately $84.4 million was incurred for sales to related parties, and approximately $27.0 million was incurred for sales to third parties.

We anticipate the cost of revenues incurred for sales to third parties to increase with our successful navigation and completion of the pilot production phase.

Gross profit. As a result of the foregoing, we recorded a gross profit of approximately $26.6 million, and gross profit margin of 19.3% for the six months ended June 30, 2024.

Selling and marketing expenses. We incurred selling and marketing expenses of approximately $0.4 million for the six months ended June 30, 2024, among which approximately $0.1 million was incurred for freight and handling expenses, approximately $0.1 million was incurred for distribution commission expenses, $28,946 was related to entertainment expenses, and $5,720 was incurred as compensation expenses for salespersons.

Our selling and marketing expenses accounted for 8.5% of total operating expense in the first half of 2024. We expect sales and marketing expense to increase in the future, which is in line with increase of revenues.

General and administrative expenses. Our general and administrative expenses increased from approximately $1.8 million for the six months ended June 30, 2023 to approximately $3.8 million for the six months ended June 30, 2024. The increase was primarily attributable to an increase of audit and consulting expenses of approximately $1.7 million which was incurred for our business combined with BWAQ, an increase of approximately $0.2 million in rental expenses because we entered into more short-term lease arrangements for staff dormitories, and an increase of approximately $0.2 million in depreciation and amortization expenses because we purchased more office equipment in the second half of 2023.

Interest expenses, net. Our interest expenses, net increased from approximately $0.2 million for the six months ended June 30, 2023 to approximately $1.8 million for the six months ended June 30, 2024. The increase was primarily due to increase in borrowings from third party financial institution and a related party.

Net income (loss). As a result of the foregoing, we reported a net income of approximately $19.6 million and a net loss of approximately $1.9 million for the six months ended June 30, 2024 and 2023, respectively.

Liquidity and Capital Resources

To date, we have financed our operating and investing activities primarily through cash generated from operating activities, capital contribution from VSUN, and borrowings from a related party and a bank. As of June 30, 2024 and December 31, 2023, the Company had working capital deficits of approximately $48.8 million and $86.4 million, respectively. This condition raised substantial doubt about the Company’s ability to continue as a going concern.

The Company’s liquidity is based on its ability to generate cash from operating activities and obtain financing from investors to fund its general operations and capital expansion needs. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtain financing from outside sources.

As of August 19, 2024, the Company launched six production lines and had cash of approximately $23.0 million, which is placed with financial institutions and is unrestricted as to withdrawal or use. In addition, the Company expected to raise funds from banks and related parties to support its operating activities. On April 26, 2023, the Company entered into a three-year bank credit facility with Joint Stock Commercial Bank for Investment and Development of Vietnam (“BIDV”), under which the Company can draw-down up to $90 million by April 25, 2026. As of August 19, 2024, the Company has drawn down approximately $22.4 million from BIDV and had unused credit facility of approximately $67.6 million. On January 31, 2024, the Company entered into a revolving bank credit facility with BIDV, under which the Company can draw-down up to $100 million by January 30, 2025. The Company expected to renew the revolving bank credit facility with BIDV upon maturity. Each loan is repayable in five months from its borrowing. As of August 19, 2024, the Company has drawn down approximately $37.0 million from BIDV and has unused credit facility of approximately $63.0 million.

The Company believes that the current cash and anticipated cash flows from operating and financing activities will be sufficient to meet its anticipated working capital requirements and commitments for at least the next 12 months after the issuance of the Company’s accompanying unaudited condensed consolidated financial statements. Management believes that it is probable that the above plans can be effectively implemented, and it is probable that such plans will mitigate the conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern. The Company has prepared the unaudited condensed consolidated financial statements on a going concern basis. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity. Management cannot provide any assurance that the Company will raise additional capital if needed.

To fulfill our investment and capital obligations for the construction of the solar cell plant and to support business development initiatives, we will necessitate additional capital. The extent of our future funding requirements will be contingent upon various factors, including:

●	The progress and timeline of the construction of the new solar cell plant will have implications for our operations and resource allocation;

●	As we expand our production capacity, there will be considerations related to workforce management and associated costs;

●	Market demand and growth potential for solar cell products will influence our business prospects and long-term viability;

●	The competitive landscape and pricing dynamics in the solar industry will affect our market positioning and financial performance;

●	The conversion efficiency of TOPCon technology will be a key factor in determining the effectiveness and competitiveness of our solar cells;

●	Fluctuations in raw material costs may impact our production costs and overall financial performance;

●	The availability of skilled labor and industry expertise will impact our ability to execute projects and meet operational objectives;

●	Changes in government policies and incentives for renewable energy will shape the regulatory and business environment in which we operate;

●	Our ability to secure partnerships and strategic alliances will contribute to our growth strategies and potential expansion opportunities.

●	Operating as a public company entails compliance obligations, additional administrative expenses, and potential impact on our financial resources.

Further, because of the numerous risks and uncertainties associated with our path to continued profitability, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our business development. There can be no assurance that our future cashflows from operating activities or financing activities including equity financing will be sufficient to support our ongoing operations, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If we are unable to generate sufficient revenue or events or circumstances occur such that we do not meet our strategic plans, we will be required to reduce certain discretionary spending, or be unable to fund capital expenditures, which would have a material adverse effect on our financial position, results of operations, cash flows, and ability to achieve its intended business objectives. We had commenced operations in the second half of 2023, and we need to implement our business plan to obtain the necessary operational liquidity on a sustainable basis. Failure to successfully implement the plans will have a material adverse effect on our business, results of operations and financial position, and may materially and adversely affect our ability to continue as a going concern.

Cash Flows

The following table shows a summary of our cash flows:

	For the Six Months Ended June 30,
	2024	2023
Net cash provided by (used in) operating activities	$21,798,732	$(1,860,902)
Net cash used in investing activities	(16,592,618)	(84,151,091)
Net cash provided by financing activities	21,492,324	86,541,365
Effect of exchange rate changes on cash	(1,309,108)	(1,549,580)
Cash and restricted cash at beginning of period	18,997,493	2,065,448
Cash and restricted cash at end of period	$44,386,823	$1,045,240

Operating activities

Net cash provided by operating activities in the six months ended June 30, 2024 was approximately $21.8 million, primarily due to a net income of approximately $19.6 million, adjusted for non-cash depreciation and amortization expenses of approximately $11.7 million and inventory write-down of approximately $4.0 million, and for changes in operating assets and liabilities which primarily included (i) an increase of approximately $3.9 million in prepayments to a related party because we increased purchase of raw materials to meet sales orders, (ii) a decrease of inventories of approximately $7.2 million as a result of improvement in our restock level, (iii) an increase of approximately $4.5 million in advance from third party customers which placed increasing sales orders with us, (iv) a decrease of approximately $18.7 million in advance from a related party as we just delivered solar cells in June 2024 to the related party, (v) a decrease of approximately $0.6 million due to related parties as we repaid operating expenses to related parties which paid expenses on behalf of us in the year of 2023, and (vi) a decrease of approximately $1.4 million of accrued expenses and other liabilities because we improved our payment process.

Net cash used in operating activities in the six months ended June 30, 2023 was approximately $1.9 million, primarily due to a net loss of approximately $1.9 million with (i) changes in operating assets and liabilities that negatively affected cash flow which primarily included accounts payable of approximately $0.8 million and other current assets of approximately $0.2 million, and (ii) changes in operating assets and liabilities that positively affected cash flow which primarily included due to a related party of approximately $1.2 million and accrued expenses and other liabilities of approximately $0.2 million.

Investing Activities

Net cash used in investing activities in the six months ended June 30, 2024 was approximately $16.6 million, primarily attributable to purchase of property and equipment of approximately $16.6 million.

Net cash used in investing activities in the six months ended June 30, 2023 was approximately $84.2 million, primarily attributable to payments to third parties for purchase of property and equipment of approximately $79.6 million.

Financing Activities

Net cash provided by financing activities in the six months ended June 30, 2024 was approximately $21.5 million, which was primarily due to borrowings from a bank, including short-term and long-term, of approximately $46.0 million and borrowings from a related party of approximately $5.0 million, partially offset by a repayment of borrowings of approximately $28.0 million to a related party, and payment of offering cost of approximately $1.6 million.

Net cash provided by financing activities in the six months ended June 30, 2023 was approximately $86.5 million, which was primarily due to capital injection from shareholders of approximately $42.4 million and borrowings from a related party of approximately $44.8 million.

Entry into a Bank Credit Facility

On April 26, 2023, we entered into a three-year bank credit facility with BIDV, under which we can draw-down up to $90,000,000 by April 25, 2026. The interest rate for this credit facility was 9.5% per annum, subject to vary every six months. The interest rate was reduced to 8% in August 2023, and further decreased to 6.5% in March 2024. As of June 30, 2024, the credit facility was collateralized by all of our property and equipment, and equity interest of $50 million owned by our shareholders. As of June 30, 2024, we have drawn down approximately $22.4 million (VND 570.5 billion) from BIDV and have unused credit facility of approximately $67.6 million. For the six months ended June 30, 2024, we recognized interest expenses of $532,514, among which $73,479 was capitalized in property and equipment. For the six months ended June 30, 2024, we paid interest expenses of $735,012.

On January 31, 2024, we entered into a one-year bank credit facility with BIDV, under which we can draw-down up to $100,000,000 by January 30, 2025. Each loan is repayable in five months. As of June 30, 2024, we have drawn down approximately $34.7 million (VND 865.7 billion) from BIDV and have unused credit facility of approximately $65.3 million. For the six months ended June 30, 2024, we recognized and fully paid the interest expenses of $324,736.

Related Party Borrowing

For the six months ended June 30, 2023, we borrowed loans of an aggregate of approximately $42.2 million (VND 1.1 trillion) from VSUN as working capital and payment for plant, property and equipment. Each loan is matured in one year from borrowing, bearing interest rate of 9.5% per annum and payable on a monthly basis.

The interest rate was reduced to 8% and 7%, respectively, in August 2023 and September 2023, and further decreased to 3% in March 2024. For the six months ended June 30, 2024 and 2023, the Company recognized interest expenses of approximately $1.0 million and $0.2 million, respectively.

For the six months ended June 30, 2024, we repaid principal of approximately $28.0 million (VND 0.7 trillion) and interest of approximately $0.6 million (VND 15.8 billion) to VSUN.

Capital Expenditures

We incur capital expenditures primarily for the purchase of property and equipment. For the six months ended June 30, 2024 and 2023, we purchased property and equipment of approximately $16.6 million and $84.2 million, respectively. We will continue to make capital expenditures to meet the expected growth of its business.

Off-Balance Sheet Arrangements

Since the date of our inception, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Estimates

Our financial statements have been prepared in accordance with generally accepted accounting principles generally accepted in the United States (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, we review these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause us to revise our estimates. We base our estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

We believe that the accounting estimate for inventories, net is deemed “critical”, as it require management’s highest degree of judgment, estimates and assumptions.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. The net realizable value is the estimated selling price in the ordinary course of business. less estimated costs of completion and the estimated costs necessary to make the sale. Cost of inventories is determined using the monthly weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to damaged and slow-moving goods, which is dependent upon factors such as historical and forecasted consumer demand, and specific customer requirements. We take ownership, risks and rewards of the products. Write downs are recorded in cost of revenues in the unaudited condensed consolidated statements of operations and comprehensive income. For the six months ended June 30, 2024 and 2023, we provided inventory provision of $4,008,858 and $nil, respectively, to the account of “cost of revenues” in the unaudited condensed consolidated statements of operations and comprehensive income (loss).

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Assets that potentially subject us to significant concentration of credit risk primarily consist of cash, accounts receivable and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2024, we held cash and restricted cash of approximately $44.4 million, substantially all of which were deposited in financial institutions located in Vietnam and are not insured. To limit exposure to credit risk relating to deposits, we primarily place cash deposits with large financial institutions in Vietnam which we believe are of high credit quality and we also continually monitor their credit worthiness.

Foreign Currency Risk

As of June 30, 2023, respectively, substantially all of our operating activities and our assets and liabilities are denominated in VND, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the State Bank of Vietnam (“SBV”) or other authorized financial institutions at exchange rates quoted by SBV. Approval of foreign currency payments by the SBV or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of VND is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the Vietnam Foreign Exchange Trading System market.

Internal Control Over Financial Reporting

Prior to the consummation of the Transactions, we were a private company preparing separate financials statements only. We had limited accounting and financial reporting personnel and other resources with which to address our internal controls and procedures required for public companies. Becoming a U.S. public company, TOYO Co., Ltd is operating in an increasingly demanding regulatory environment, which requires us to comply with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Nasdaq regulations, SEC rules and regulations, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls in accordance with the Sarbanes-Oxley Act are necessary for us to produce reliable financial reports and are important to help prevent financial fraud.

We identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses relate to (i) our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP accounting standards and financial reporting requirements set forth by the SEC to address complex U.S. GAAP accounting issues and to prepare and review our financial statements, including disclosure notes, in accordance with U.S. GAAP and SEC financial reporting requirements, and (ii) our lack of period end financial closing policies and procedures for preparation of financial statements, including disclosure notes, which are in compliance with U.S. GAAP and relevant SEC financial reporting requirements.

We are in the process of designing and implementing measures to improve our internal control over financial reporting to remediate the material weaknesses, including by implementing new information technology and systems for the preparation of the financial statements, implementing additional review procedures within our accounting and finance department, hiring additional staff and engaging external accounting experts to support improving our accounting processes and procedures and supplement our internal resources in our computation processes. While we are designing and implementing measures to remediate the material weaknesses, we cannot predict the success of such measures or the outcome of our assessment of these measures at this time. These measures may not remediate the deficiencies in internal control or prevent additional material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that may lead to a restatement of our financial statements or cause us to fail to meet our reporting obligations.

We anticipate that the process of building our accounting and financial functions and infrastructure will result in substantial costs, including significant additional professional fees and internal costs. Any disruptions or difficulties in implementing or using such a system could adversely affect our controls and harm our business. Moreover, such disruption or difficulties could result in unanticipated costs and diversion of management’s attention.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements as part of the consolidated group. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed, investors could lose confidence in our reported financial information and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.